SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 12, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS TAIWAN TO ACQUIRE 19% OF JMC ELECTRIC CORPORATION

Hsinchu, Taiwan, August 12, 2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and testing services, announced today that its majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) (TSE: 8150), has signed a purchase agreement to acquire 19% of JMC Electric Corporation, Ltd. (“JMC”), which is 100% owned by Chang Wah Electromaterial Inc. (“CWE”). The non-material, all cash transaction is expected to close by the end of August, 2014.

JMC is a leading provider of flexible organic substrate for LCD driver semiconductors, known as chip-on-film (“COF”) tape, with manufacturing technology that originated from Sumitomo Metal Mining Co., Ltd., Japan (“Sumitomo”). JMC currently has capacity of 36 million pieces per month for COF tape, with plans to expand capacity to 50 million pieces per month in 2015. Based in the Nan-Tzu Export Processing Zone, Kaohsiung, Taiwan, JMC’s operation is approximately 45 kilometers from ChipMOS’ Tainan fab in Southern Taiwan.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We are pleased to partner with CWE on this strategic opportunity. Our LCD driver business has undergone rapid growth and remains a key driver of our Company’s improved profitability and success. In the past, we have not provided COF tape for our LCDD assembly services, as customers typically consign COF tape to us. This strategic investment will further strengthen our position in providing services to our customers in LCD driver segment given the market growth expectations for ultra-high definition or UHD TV demand. If our customers face supply constraints, we will be able to help alleviate the material shortage. This transaction is in-line with our business strategy, profitability targets and ongoing efforts to expand upon our differentiated end market exposure and customer alignment within our target markets.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

About JMC Electric Corporation, Ltd.:

JMC is an industry leading provider of semiconductor flexible organic substrate for LCD driver (COF tape), based in Nan-Tzu Export Processing Zone, Kaohsiung, Taiwan. It was a joint venture company of Sumitomo and CWE, known as Sumiko Electronics Taiwan Co., Ltd., back in 1973. CWE acquired 100% stake of the company and renamed as JMC on March 31, 2014.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.